August 26, 2025

Wai Chung Li
Chief Executive Officer
FiEE, Inc.
Flat A1, 29/F, Block A , TML Tower ,
3 Hoi Shing Road , Tsuen Wan , Hong Kong

       Re: FiEE, Inc.
           Form 10-K for the Year Ended December 31, 2025
           File No. 001-37649
Dear Wai Chung Li:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing